Exhibit 20



                                                                    News Release


FOR RELEASE MARCH 20, 2001 AT 7:35 AM EST
-----------------------------------------
Contact:       Allen & Caron Inc              Merrimac Industries, Inc.
               Michael Mason (investors)      Mason N. Carter, Chairman & CEO
               212-691-8087                   973-575-1300, ext. 202
               michaelm@allencaron.com        mnc@merrimacind.com

               Allen & Caron Inc              Merrimac Industries, Inc.
               Kari Rinkeviczie (media)       Erika A. Barsness,
               616-647-0780                   Director, Investor Relations
               kari@allencaron.com            973-575-1300, ext. 200
                                              eab@merrimacind.com


                         MERRIMAC REPORTS FOURTH QUARTER
                          AND FISCAL YEAR 2000 RESULTS


West Caldwell, N.J., March 20, 2001: Merrimac Industries, Inc. (AMEX: MRM), a leader in the design and manufacture of RF Microwave components, assemblies and Micro-Multifunction (MMFM(R)) Modules, today announced results for the fourth quarter and fiscal year ended December 30, 2000. Chairman and CEO Mason N. Carter commented, "We are pleased with the strong performance of our operating units in 2000. More importantly, we have invested in new product technology, positioning Merrimac for greater levels of profitable growth going forward."

Fourth quarter 2000 sales of $6,738,000 increased $1,533,000 or 29.5 percent compared to fourth quarter sales of the prior year of $5,205,000. Net income for the fourth quarter of 2000 was $221,000 compared to a net loss of $162,000 in 1999. Diluted net income per share was $.08 compared to the diluted per share loss of $.09 reported for the fourth quarter of the prior year.

For fiscal year 2000, sales of $23,036,000 increased $2,639,000 or 12.9 percent compared to prior year's sales of $20,397,000. Net income for fiscal year 2000 of $315,000 was recorded, after the net effects of a first quarter personnel restructuring charge of $189,000. Net income of $242,000 was reported for fiscal year 1999. Diluted net income per share was $.14, reflecting the first quarter of 2000 restructuring charge of $.08 per diluted share. For the prior year, diluted net income per share of $.14 was also reported.

MERRIMAC REPORTS FOURTH QUARTER AND FISCAL YEAR 2000 RESULTS
PAGE 2-2-2


The weighted average number of basic and diluted shares outstanding increased significantly for the fourth quarter and fiscal year 2000 compared to prior year periods, resulting from the issuance in private placements of 375,000 shares in the second quarter 2000 and 360,000 shares in the fourth quarter 2000. Higher average common stock prices further increased dilution from the effects of in-the-money stock options.

The backlog at the end of the fourth quarter of 2000 was $10.6 million, an increase of $4.5 million or 74 percent over year-end 1999. Orders received during the fourth quarter of 2000 were $5.6 million. Orders for fiscal year 2000 totaling $27.6 million exceeded the fiscal year 2000 sales level by approximately 20 percent.

Mr. Carter continued, "We anticipate receiving our first wireless 3G system order in the second quarter. Final facilities qualification is currently underway. As previously reported, a major Multi-Mix(R) R&D program that offers what we believe is a breakthrough level of technology for wireless applications solutions is showing great promise.

"During this quarter we announced that we are expanding both our U.S. and Central America Multi-Mix(R) production facilities to meet the growing anticipated demand for wireless telecommunications products. It is anticipated that the new Multi-Mix(R) facility in Costa Rica will be fully operational by July 2001 while the West Caldwell expansion should be completed by the end of 2001. "

Mr. Carter also stated, "It is with great pride that we report that the American Stock Exchange has named Merrimac as a recipient of their 2000 Market Leader Award. Our Company's stock performance was in the Top 10 of all American Stock Exchange listed companies and the number one New Jersey-based AMEX listed company for the year 2000."

About Merrimac

Merrimac Industries, Inc. is a leader in the design and manufacture of RF Microwave components, assemblies and Micro-Multifunction (MMFM(R)) Modules serving the wireless telecommunications industry worldwide with enabling technologies for commercial applications. Merrimac is focused on providing Total Integrated Packaging Solutions(TM) with Multi-Mix(R) Microtechnology, a leading edge competency providing value to our customers through miniaturization and integration. The Multi-Mix(R) process for microwave, multilayer integrated MMFM(R) circuits is a patented method developed at Merrimac Industries based on fluoropolymer composite substrates. The fusion bonding of multilayer structures provides a homogeneous dielectric medium for superior electrical performance at microwave frequencies. The bonded layers may incorporate embedded semiconductor devices, MMICs, etched resistors, passive circuit elements and plated-

MERRIMAC REPORTS FOURTH QUARTER AND FISCAL YEAR 2000 RESULTS
PAGE 3-3-3

through via holes to form a three-dimensional subsystem enclosure that requires no further packaging. Merrimac Industries, Inc. is ISO 9001 certified.

Merrimac Industries, Inc. and its subsidiary Filtran Microcircuits Inc., with locations in West Caldwell, NJ, San Jose, Costa Rica and Ottawa, Ontario, Canada, have approximately 260 co-workers dedicated to the design and manufacture of signal processing components, gold plating of high frequency microstrip, bonded stripline and thick metal-backed Teflon (PTFE) micro-circuitry and subsystems providing Total Integrated Packaging Solutions(TM) wireless applications. Merrimac (MRM) is listed on the American Stock Exchange. For more information about Merrimac Industries, visit its home page at www.merrimacind.com

For additional investor relations information, visit the Allen & Caron Inc website at www.allencaron.com

This press release contains statements relating to future results of Merrimac (including certain projections and business trends) that are "forward-looking statements" as defined in the Private Securities Litigation Reform Act of 1995. Actual results may differ materially from those projected as a result of certain risks and uncertainties. These risks and uncertainties include, but are not limited to: general economic and industry conditions; slower than anticipated penetration into the satellite communications, defense and wireless markets; the risk that the benefits expected from the acquisition of Filtran Microcircuits Inc. are not realized; the ability to protect proprietary information and technology; competitive products and pricing pressures; risks relating to governmental regulatory actions in communications and defense programs; and inventory risks due to technological innovation, as well as other risks and uncertainties, including but not limited to those detailed from time to time in Merrimac's Securities and Exchange Commission filings. These forward-looking statements are made only as of the date hereof, and Merrimac undertakes no obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.


Note: Merrimac Industries, Inc. news releases are available in fax form by calling Company News On-Call. Dial (800) 758-5804, ext. 567525. These news releases are also available on the Internet at: http://www.prnewswire.com .

The earnings conference call is scheduled for Tuesday, March 20, 2001 at 4:15 p.m. (Eastern). Investors are invited to participate by dialing (800) 388-8975 ten minutes prior to the scheduled start time, and referencing the Merrimac Industries fourth quarter conference call. For those unable to participate, a replay will be available for seven days by dialing (800) 428-6051, passcode number 172649.

MERRIMAC REPORTS FOURTH QUARTER AND FISCAL YEAR 2000 RESULTS
PAGE 4-4-4

                            Merrimac Industries, Inc.
                Summary of Consolidated Statements of Operations
                                   (Unaudited)
                                                                                   Quarter Ended
                                                                           December 30         January 1
                                                                              2000               2000
                                                                      -----------------------------------
Net sales                                                                   $6,738,000        $5,205,000
Gross profit                                                                 3,231,000         2,436,000
Selling, general and administrative expenses                                 2,488,000         2,134,000
Research and development                                                       538,000           572,000
Interest and other expense (income), net                                      (56,000)            75,000
Income (loss) before income taxes                                              261,000         (345,000)
Provision (benefit) for income taxes                                            40,000         (183,000)
Net income (loss)                                                              221,000         (162,000)

Net income (loss) per common share - basic                                        $.09            ($.09)
Net income (loss) per common share - diluted                                      $.08            ($.09)

Weighted average number of shares outstanding - basic                        2,475,000         1,739,000
Weighted average number of shares outstanding - diluted                      2,739,000         1,749,000
                                                                                     Year Ended
                                                                           December 30         January 1
                                                                              2000               2000
                                                                      -----------------------------------
Net sales                                                                  $23,036,000       $20,397,000
Gross profit                                                                11,186,000         9,781,000
Selling, general and administrative expenses                                 8,556,000         7,188,000
Research and development                                                     1,871,000         2,096,000
Interest and other expense, net                                                 59,000           220,000
Income before income taxes (a)                                                 385,000           277,000
Provision for income taxes (a)                                                  70,000            35,000
Net income (a)                                                                 315,000           242,000

Net income per common share - basic (a)                                           $.15              $.14
Net income per common share - diluted (a)                                         $.14              $.14

Weighted average number of shares outstanding - basic                        2,135,000         1,747,000
Weighted average number of shares outstanding - diluted                      2,310,000         1,766,000


(a) Reflects the effects of the first quarter 2000 restructuring charge of $315,000 which reduced net income by $189,000 or $.08 per diluted share for fiscal year 2000.